August 24, 2022
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Julie Sherman
Mary Mast
Tyler Howes
Jason Drory

Re:	Biohaven Research Ltd.
Registration Statement on Form 10
Filed August 10, 2022
File No. 001-41477

Ladies and Gentlemen:
This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 22, 2022, regarding the Registration Statement on Form 10 of Biohaven Research Ltd. (the “Company”) filed by the Company on August 10, 2022. The Company’s response to the comment letter follows.
Registration Statement on Form 10 filed August 10, 2022
Exhibit 99.1
Questions and Answers About the Separation and Distribution
Q: What conditions must be satisfied to complete the Spin-Off?, page 3
1.We note your response to prior comment 1 and reissue in part. Please revise to clarify that you may not waive the condition of "no legal restraint" against the Separation, Merger or Distribution, or advise. Please also identify any other conditions which the parties would be unable to waive.
Company Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3–4 and 62 of the Information Statement to clarify that certain conditions may not be waived pursuant to applicable law. We respectfully advise the Staff that there are no other conditions which the parties would be unable to waive.

Intellectual Property
Licensing Agreements, page 100
2.We note your response to prior comment 10. Please revise this section to separately disclose the aggregate potential milestone payments to be paid or received under each material licensing agreement.
Company Response: In response to the Staff’s comment, the Company has revised its discussion of Licensing Agreements to separately disclose the aggregate potential milestone payments to be paid or received under each material licensing agreement on pages 100–104 of the Information Statement.
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Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Vlad Coric, M.D.

Vlad Coric, M.D.
Chief Executive Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP